

January 30, 2014

<u>Via E-mail</u>
Adrian Crawford Ansell
Telupay International Inc.
First Island House
Peter Street
St. Helier, Jersey, Channel Islands
JE4 8SG

> **Re: Telupay International Inc. (f/k/a I-Level Media Group Incorporated)**
> **Current Report on Form 8-K**
> **Filed September 30, 2013**
> **File No. 000-52069**

Dear Mr. Ansell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director